Filed Pursuant to Rule 424(b)(3)
File No. 333-170917
333-170917-01
GREENHAVEN CONTINUOUS COMMODITY INDEX FUND
GREENHAVEN CONTINUOUS COMMODITY INDEX MASTER FUND
SUPPLEMENT DATED AUGUST 9, 2011 TO
PROSPECTUS DATED JANUARY 25, 2011
This Supplement updates certain performance, fee and commodity broker and fund account related information contained in the Prospectus dated January 25, 2011 (the “Prospectus”) of GreenHaven Continuous Commodity Index Fund (the “Fund”) and GreenHaven Continuous Commodity Index Master Fund (the “Master Fund”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus.
Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus. This Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is an inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement.
* * * * * * * * * * * * * * * * * * *
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS
OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.
GreenHaven Commodity Services LLC
Managing Owner
I.	The words “Suite 1900” in the third paragraph on page iii of the Prospectus are replaced with the words “Suite 1910”.

II.	The paragraph entitled “Breakeven Amounts” on page viii of the Prospectus is hereby deleted and replaced in its entirety with the following:

Breakeven Amounts	The estimated amount of all fees and expenses which are anticipated to be incurred by a new investor in Shares of the Fund during the first twelve (12) months of investment is 1.05% per annum of the net asset value in respect of Shares purchased plus the amount of any commissions charged by the investor’s broker. Interest income is expected to be approximately 0.01% per annum, based upon the current yield on the three month U.S. Treasury bill. Consequently, the Fund is expected to break even in twelve (12) months provided that it generates gains of 1.04% per annum in respect of Shares purchased plus the amount of any commissions charged by the investor’s broker. The brokerage commission rates an investor may pay to the investor’s broker in connection with a purchase of Shares during the continuous offering period will vary from investor to investor.

III.	The second paragraph on page ix of the Prospectus is hereby deleted and replaced in its entirety with the following:
•	The Fund and the Master Fund are subject to the fees and expenses described herein and will be successful only if significant losses are avoided. To break even in one year on Shares purchased the Fund must generate, on an annual basis, gains in excess of 1.04%.
IV.	The section entitled “The Commodity Broker” on page x of the Prospectus is hereby deleted and replaced in its entirety with the following:

The Commodity Broker	A variety of executing brokers may execute futures transactions on behalf of the Master Fund. The Managing Owner has designated Morgan Stanley & Co. Incorporated (“MS&Co.”), as the Master Fund’s commodity broker (the “Commodity Broker”), to which the executing brokers give-up all such transactions. In its capacity as clearing broker, the Commodity Broker may execute and clear each of the Master Fund’s futures transactions and perform certain administrative services for the Master Fund. The Commodity Broker is registered with the CFTC as a futures commission merchant and is a member of the NFA in such capacity.

The Master Fund pays to the Commodity Broker all brokerage commissions, including applicable exchange fees, NFA fees, give-up fees, pit brokerage fees and other transaction related fees and expenses charged in connection with trading activities. On average, total charges paid to the Commodity Broker are expected to be less than $20 per round-turn trade, although the Commodity Broker’s brokerage commissions and trading fees are determined on a contract-by-contract basis. The Managing Owner does not expect brokerage commissions and fees together with the routine, operational, administrative and other ordinary expenses of the Fund and the Master Fund as described below in the section entitled “Brokerage Commissions and Fees; Routine Operational, Administrative and Other Ordinary Expenses” to exceed 0.20% of the net asset value of the Master Fund in any year, although the actual amount of such brokerage commissions, fees and expenses in any year may be greater.
V.	The third paragraph on page xi of the Prospectus is hereby deleted and replaced in its entirety with the following:
The Administrator’s monthly fees are paid by the Master Fund and are accrued as part of the routine operational, administrative and other ordinary expenses for which the Funds are responsible as described below in the Section entitled “Brokerage Commissions and Fees; Routine Operational, Administrative and Other Ordinary Expenses.”
VI.	The last paragraph in the Section entitled “The Distributor” on page xi of the Prospectus is hereby deleted and replaced in its entirety with the following:
The Managing Owner will pay the Distributor approximately $50,000 per annum, plus any fees or disbursements incurred by the Distributor in connection with the performance by the Distributor of its duties on behalf of the Fund.
VII.	The Section entitled “Segregated Accounts/Interest Income” on page xiii of the Prospectus is hereby deleted in its entirety and replaced with the following:

Segregated Accounts/Interest Income	The proceeds of the offerings are deposited in cash in a segregated account in the name of the Master Fund at the Commodity Broker (or other eligible financial institution, as applicable) in accordance with CFTC investor protection and segregation requirements. The Master Fund is credited with one hundred percent (100%) of the interest earned on its average net assets on deposit with the Commodity Broker or such other financial institution each week. In an attempt to increase interest income earned, the Managing Owner expects to invest the Master Fund’s non-margin assets in United States government securities (which include any security issued or guaranteed as to principal or interest by the United States), or any certificate of deposit for any of the foregoing, including United States Treasury bonds, United States Treasury bills and issues of agencies of the United States government, and certain cash items such as money market funds, certificates of deposit (under nine months) and time deposits or other instruments permitted by applicable rules and regulations. Currently, the rate of interest expected to be earned is estimated to be 0.01% per annum, based upon the current yield on the three (3) month U.S. Treasury bill. This interest income is used to pay or offset the expenses of the Fund and the Master Fund. See “Fees and Expenses” for more details.
VIII.	The paragraphs entitled “Brokerage Commissions and Fees” and “Routine Operational Administrative and Other Ordinary Expenses” on page xiv of the Prospectus are hereby deleted and replaced in their entirety with the following:
Brokerage Commissions and Fees; Routine Operational, Administrative and Other Ordinary Expenses. The Master Fund pays to the Commodity Broker all brokerage commissions, including applicable exchange fees, NFA fees, give-up fees, pit brokerage fees and other transaction related fees and expenses charged in connection with trading activities. On average, total charges paid to the Commodity Broker are expected to be less than $20 per round-turn trade, although the Commodity Broker’s brokerage commissions and trading fees are determined on a contract-by-contract basis. The Managing Owner does not expect brokerage commissions and fees as well as routine operational, administrative and other ordinary expenses for which the Funds are responsible, including, but not limited to, the fees and expenses of the Trustee, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs, to exceed 0.20% of the net asset value of the Master Fund in any year, although the actual amount of such fees and expenses in any year may be greater. These estimates are based on the Net Asset Value of $758,492,501 on July 8, 2011.
IX.	The paragraph on page 5 of the Prospectus entitled “Fees are Charged Regardless of Profitability and May Result in Depletion of Assets” is hereby deleted and replaced in its entirety with the following:
Fees and Expenses are Charged Regardless of Profitability and May Result in Depletion of Assets.
The Fund indirectly is subject to the fees and expenses described in this Prospectus which are payable irrespective of profitability. Such fees and expenses include asset-based fees of up to 0.85% per annum. Additional charges include brokerage fees and routine operational, administrative and other ordinary expenses, including, but not limited to, the fees and expenses of the Trustee, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs. These fees and expenses are accrued at a rate of 0.20% per annum in the aggregate. Of the amounts so accrued, the Master Fund first pays brokerage fees, and secondly, from the remainder of the amounts so accrued, reimburses the Managing Owner for the Fund’s and Master Fund’s routine operational, administrative and other ordinary expenses paid by the Managing Owner. The Fund is expected to earn interest income at an annual rate of 0.01% per annum, based upon the current yield on a three month U.S. Treasury bill. Consequently, it is expected that interest income will not exceed fees, and therefore the Fund will need to have positive performance in order to break-even (net of fees and expenses). Consequently, the expenses of the Master Fund could, over time, result in significant losses to your investment in the Shares. You may never achieve profits, significant or otherwise.
X.	The words “See “CONFLICTS OF INTEREST” p. 29” in the second paragraph under the heading “Various Actual and Potential Conflicts of Interest May Be Detrimental to Shareholders” on page 6 of the Prospectus are replaced with the words “See “CONFLICTS OF INTEREST” p. 33.”

XI.	The Section of the Prospectus entitled “Break-Even Analysis” on pages 10 -11, is hereby deleted and replaced in its entirety with the following:
BREAK-EVEN ANALYSIS
The “Breakeven Table” below shows the estimated amount of all fees and expenses which are anticipated to be incurred by a new investor in the Shares during the first twelve months of ownership. The total estimated cost and expense load of the Shares is expressed as a percentage of $34.32 (being the closing trading price of the Shares on July 8, 2011). Although the Managing Owner has used actual numbers and good faith estimates in preparing this table, the actual expenses associated with an investment in the Shares may differ.
Breakeven Table

	Shares of the Fund(1)		Basket(2)
Expense	$	%	$	%
Underwriting Discount(3)	$0.00	0%	$0.00	0%
Management Fee(4)	$0.292	0.85%	$14,586	0.85%
Underwriting Compensation(12)(13)	$0.196	0.57%	$9,781	0.57%
Organization and Offering Expense Reimbursement(5)	$0.00	0.00%	$0.00	0.00%
Brokerage Commissions and Fees, Routine Operational, Administrative and Other Ordinary Expenses (6) (7)(8)	$0.069	0.20%	$3,432	0.20%
Interest Income(9)	$(0.003)	-0.01%	$(172)	-0.01%
12-Month Breakeven (continuous Offering)(10)(11)	$0.357	1.04%	$17,846	1.04%

1.	The breakeven analysis set forth in this column assumes that the Shares have a constant month-end net asset value and is based on $34.32 as the net asset value per share. See “Fees and Charges” on page 35 for an explanation of the expenses included in the “Breakeven Table.”

2.	The breakeven analysis set forth in this column assumes that Baskets have a constant month-end net asset value and is based on $1,716,000 as the net asset value per Basket. See “Fees and Charges” on page 35 for an explanation of the expenses included in the “Breakeven Table.”

3.	No upfront selling commissions are charged to Shares sold during the continuous offering period, but it is expected that investors will be charged a customary commission by their brokers in connection with purchases of Shares that will vary from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

4.	From the Management Fee, the Managing Owner will be responsible for paying any underwriting compensation in connection with this offering. As such, the $0.196 per Share ($9,781 per Basket) of underwriting compensation will not be an additional cost to investors in the Fund beyond the $0.292 per Share ($14,586 per Basket) of Management Fee which is payable.

5.	All organizational and offering costs incurred in connection with organizing the Index Fund and the Master Fund and the offering of the Shares will be borne by the Managing Owner.

6.	The costs to the fund for brokerage commissions and trading fees will vary by the broker or brokers involved to execute specific contracts for the funds interest. The managing owner expects to pay rates that are commensurate with the going market rate for commissions and brokerage. The costs to the fund will also be subject to the trading frequency of the fund.

7.	Routine operational, administrative and other ordinary expenses include, but are not limited to, annual audit, accounting, and fund administration and other fund expenses. Such amounts are paid by the Managing Owner, and reimbursed to it by the Funds out of any remaining portion (after the payment of brokerage commissions and fees) of the 0.20% of net asset value accrued for the payment of brokerage commissions and fees, routine operational, administrative and other ordinary expenses

8.	In connection with orders to create and redeem Baskets, Authorized Participants will pay a transaction fee in the amount of $500 per order. Because these transactions fees are de minimis in amount, are charged on a transaction-by transaction basis (and not on a Basket-by-Basket basis), and are borne by the Authorized Participants, they have not been included in the Breakeven Table.

9.	Interest income currently is estimated to be earned at a rate of 0.01%, based upon the July 8, 2011 yield on 90 day Treasury Bills.

10.	It is expected that interest income, as stated in footnote 9 above, will not exceed the fees and costs incurred by the fund over a 12 month period. Therefore, the fund needs to generate gains of at least 1.04% to break even in a 12 month period.

11.	Investors may pay customary brokerage commissions in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the breakeven table. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

12	From the Management Fee, the Managing Owner will be responsible for paying all distribution and marketing fees and expenses to be paid in connection with this offering as more fully described in the “Plan of Distribution” Section of this prospectus, starting on page 50, which amounts equal $3,377,000, in the aggregate. No underwriting compensation is payable by the Fund or the Master Fund in connection with this offering. For the avoidance of doubt, any underwriting compensation in connection with the offering of Shares under this prospectus is payable not by the Fund or the Master Fund but by the Managing Owner from the Management Fee. Since such compensation is not payable by the Fund or the Master Fund, such amounts do not affect the 12-month Breakeven as described in this Table.

13	The figures in this row are derived by dividing the maximum underwriting compensation as discussed in note 12 above ($3,377,000) by the estimated maximum aggregate offering price for Shares under this prospectus ($594,200,000), and multiplying that amount by the assumed net asset value per Share ($34..32) and per Basket ($1,716,000) as described in notes 1 and 2 above.
The “Breakeven Table,” as presented, is an approximation only. The capitalization of the Fund does not directly affect the level of its charges as a percentage of its net asset value, other than (i) administrative expenses (which are assumed for purposes of the “Breakeven Table” to equal the maximum estimated percentage of the average beginning of month net asset value) and (ii) brokerage commissions.
XII.	The paragraphs on pages 28 to 29 of the Prospectus entitled “Greenhaven LLC”, “Ashmead Pringle, 64, President”, “Thomas Fernandes, 37, Treasurer and Manager of Operations”, “Cooper Anderson, 31, Trader”, and “Scott Glasing, 48, Trader” are deleted and replaced in their entirety with the following:
Ashmead Pringle, 64, President
Mr. Pringle founded the Managing Owner and has served as the President since October of 2006. Since October 1984, Mr. Pringle founded and has acted as the President of Grain Service Corporation (GSC), a commodity research and trading company. Mr. Pringle became a registered Associated Person and listed Principal of the Managing Owner on November 15, 2006. He became a listed Principal of GreenHaven, LLC on November 15, 2006 and a registered Associated Person of GreenHaven, LLC on September 18, 2006. The registrations associated with GreenHaven, LLC became inactive as of February 2, 2011. Mr. Pringle became a listed Principal of Grain Service Corporation, Inc. on June 12, 1985 and a registered Associated Person of Grain Service Corporation, Inc. on October 31, 1985.
Thomas Fernandes, 37, Treasurer and Manager of Operations
Mr. Fernandes is the Chief Operations Officer of the Managing Owner and has held that position since October of 2006. From May 2005 to October 2006, Mr. Fernandes worked as a commodity derivatives expert at GSC. Prior to joining GSC, Mr. Fernandes worked as an analyst at West Broadway Partners, an investment partnership, from March 2002 to April 2005. From March 2000 to March 2002, Mr. Fernandes was employed as a trader at Fleet Bank of Boston. Mr. Fernandes became a registered Associated Person and listed Principal of the Managing Owner on October 26, 2006. He became a listed Principal of GreenHaven, LLC on August 29, 2006 and an Associated Person of GreenHaven, LLC on September 14, 2006. The registrations associated with GreenHaven, LLC became inactive as of February 2, 2011. He became an Associated Person of Grain Service Corporation, Inc. on June 8, 2005.
Cooper Anderson, 31, Trader

Mr. Anderson is a trader for the Managing Owner and is responsible for daily futures trading, cash flow management, treasury portfolio management, and quantitative analysis for the GreenHaven Continuous Commodity Index Fund. Prior to joining GreenHaven LLC, in April of 2007, Mr. Anderson worked from December of 2002 until March of 2006 as an analyst in Institutional Equity Sales and Trading for Credit Suisse Securities USA LLC, a securities broker dealer and investment bank based in Zurich, Switzerland. At Credit Suisse Securities USA LLC, Mr. Anderson served as a brokerage sales person covering the major financial institutions in the Southeastern United States and the Caribbean. He has passed the Level 3 CFA® exam and has a B.B.A. in Finance from the University of Georgia. Mr. Anderson became a registered Associated Person on May 29, 2007 with GreenHaven LLC and registered Associated Person and as listed Principal of the Managing Owner on November 30, 2009. The registration associated with GreenHaven, LLC became inactive as of February 2, 2011.
Scott Glasing, 48, Trader
Mr. Glasing is a trader for the Managing Owner and is responsible for daily futures trading. Mr. Glasing has held this position since November of 2006. Mr. Glasing has an expertise, concentrated in trading, back office operations and compliance. A native of Chicago, he has interest in finance, economics and hedging. Mr. Glasing has worked for Grain Service since 1998. Mr. Glasing became a registered Associated Person on November 15, 2006 and listed Principal of the Managing Owner on November 30, 2009. He became a registered Associated Person of GreenHaven, LLC on September 14, 2006. The registrations associated with GreenHaven, LLC became inactive as of February 2, 2011. He became an Associated Person of Grain Service Corporation, Inc. on February 9, 1998 and was listed as a principal of Grain Service Corporation, Inc. on March 26, 1998.
Neither Mr. Pringle nor Mr. Fernandes nor Mr. Anderson nor Mr. Glasing receives a salary directly from the Master Fund or the Fund as a result of serving in any capacity. However, a portion the Management Fee that is received for the services provided by the Managing Owner shall be used for payment of compensation to such individuals.
As of the date of this prospectus, neither Mr. Pringle nor Mr. Fernandes nor Mr. Anderson nor Mr. Glasing owned any shares, and the Managing Owner owned fifty (50) shares.
XIII.	The paragraphs entitled “Brokerage Commissions and Fees” and “Routine Operational, Administrative and Other Ordinary Expenses” on page 36 of the Prospectus are deleted and replaced in their entirety with the following:
Brokerage Commissions and Fees; Routine Operational, Administrative and Other Ordinary Expenses
The Master Fund will pay to the Commodity Brokers all brokerage commissions, including applicable exchange fees, NFA fees, give-up fees, pit brokerage fees and other transaction related fees and expenses charged in connection with trading activities. On average, total charges paid to the Commodity Broker are expected to be less than $20.00 per round-turn trade, although the Commodity Broker’s brokerage commissions and trading fees will be determined on a contract-by-contract basis. The Master Fund will also reimburse the Managing Owner for any routine operational, administrative and other ordinary expenses of the Fund and the Master Fund paid by the Managing Owner (including, but not limited to, the fees and expenses of the Trustee, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs), out of any remaining portion of the 0.20% of the Master Fund’s net asset value accrued for the payment of brokerage commissions and fees, routine operational, administrative and other ordinary expenses routine operational, administrative and other ordinary expenses, after the payment of brokerage commissions and fees.
The Managing Owner does not expect brokerage commissions and fees as well as the Master Fund’s and the Fund’s routine operational, administrative and other ordinary expenses to exceed 0.20% of the net asset value of the Master Fund in any year, although the actual amount of brokerage commissions and fees and other expenses in any year may be greater. These estimates are based on the Net Asset Value of $758,492,501 on July 8, 2011.